MORGAN STANLEY SMITH BARNEY LLC
(SEC I.D. No. 8-68191)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.



Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112 0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Morgan Stanley Smith Barney LLC:

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2020

We have served as the Company's auditor since 2009.


MORGAN STANLEY SMITH BARNEY LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2019
(In millions of dollars)


ASSETS		
Cash	$	277
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		1,086
Financial instruments owned, at fair value		261
Securities purchased under agreements to resell		5,336
Securities borrowed		350
Receivables:		
Customers (net of $2 allowance for doubtful accounts)		10,807
Brokers, dealers and clearing organizations		42
Employee loans (net of $61 allowance for loan losses)		2,919
Fees, interest and other		513
Affiliates		30
Goodwill		4,609
Intangible assets (net of accumulated amortization of $2,613)		1,337
Other assets		766
Total assets	$	28,333

LIABILITIES AND MEMBER'S EQUITY		
Financial instruments sold, not yet purchased, at fair value	$	17
Securities loaned		915
Payables:		
Customers		7,011
Brokers, dealers and clearing organizations		290
Interest and dividends		21
Affiliates		502
Other liabilities and accrued expenses		4,816
Borrowings		650
Total liabilities		14,222
Subordinated liabilities		1,400
Member's equity		12,711
Total liabilities and member's equity	$	28,333


See Notes to Consolidated Statement of Financial Condition.

- 2 -


1. Introduction and Basis of Presentation

The Company

MSSB, together with its wholly owned subsidiaries (the "Company"), provides a wide variety of financial products and services to a large and diversified group of clients, financial institutions and individuals. The Company offers brokerage and investment advisory services covering various investment alternatives; financial and wealth planning services; annuity and insurance products; cash management; and retirement plan services through a network of approximately sixteen thousand financial advisors in the U.S. The Company also performs sales and trading activities, primarily on an agency basis, in fixed income products, equity products, and other instruments including foreign exchange and new issue distribution of fixed income and equity products. See the "Glossary of Common Terms and Acronyms" for the definition of certain terms and acronyms used throughout the notes to the consolidated statement of financial condition.

MSSB is registered with the SEC as a wealth management broker-dealer and an investment adviser. The Company is also registered as an introducing broker with the CFTC and clears futures transactions through an affiliate, MS&Co. MSSB is also a member of FINRA, SIPC and various securities exchanges.

MSSB is a wholly owned subsidiary of MSDHI (the "Parent"). MSDHI is a wholly owned subsidiary of MSCM, which is a wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent").

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the valuation of goodwill and intangible assets, compensation, deferred tax assets, the outcome of legal and tax matters, allowance for loan losses, and other matters that affect its consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The Company has evaluated subsequent events for adjustment to or disclosure in the consolidated statement of financial condition through the date of this report and the Company has not identified any recordable or disclosable events, not otherwise reported in the consolidated statement of financial condition or the notes thereto, except for the below.

On February 14, 2020, the Company paid a dividend of $1,000 to the Parent.

Consolidation

The consolidated statement of financial condition includes the accounts of MSSB and its wholly owned licensed insurance subsidiaries in which MSSB has a controlling financial interest. At December 31, 2019, the Company's consolidated subsidiaries reported $14 of assets, $11 of liabilities and $3 of equity on a stand-alone basis.

All material intercompany balances with its subsidiaries have been eliminated in consolidation.

2. Significant Accounting Policies

Contracts with Customers

Receivables from contracts with customers are recognized across the various types of Receivables balances in the consolidated statement of financial condition when the underlying performance obligations have been satisfied and the Company has the right per the contract to bill the customer. Contracts with customers are recognized in Other assets when the Company has satisfied its performance obligations but customer payment is conditional. The recognition in Other liabilities and accrued expenses occurs when the Company has collected payment from a customer based on the terms of the contract but the underlying performance obligations are not yet satisfied.

Fair Value of Financial Instruments

Instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value, either as required or allowed by accounting guidance. These financial instruments represent the Company's trading positions to facilitate customer transactions and include both cash and derivative products.

The fair value of OTC financial instruments, including derivative contracts related to financial instruments and commodities, is presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets the fair value of cash collateral paid or received against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets, financial liabilities and nonfinancial items accounted for as derivatives on the basis of its net exposure to either market risk or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest.

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability.

Valuation Techniques

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Company carries positions at the point within the bid-ask range that meets its best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms as well as multiple inputs including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates.

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Offsetting of Derivative Instruments

In connection with its derivative activities, the Company generally enters into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company with the right, in the event of a default by the counterparty, to net a counterparty's rights and obligations under the agreement and to liquidate and set off cash collateral against any net amount owed by the counterparty. Derivatives with enforceable master netting agreements are reported net of cash collateral received and posted.

For information related to offsetting of derivatives and certain collateralized transactions, see Notes 5 and 7, respectively.

Income Taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the consolidated statement of financial condition and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense (benefit) in the period that includes the enactment date. Such effects are recorded in Provision for income taxes regardless of where deferred taxes were originally recorded.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

Cash

Cash represents funds deposited with financial institutions.

Cash Deposited with Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements ("restricted cash") includes cash segregated in compliance with federal and other regulations and funds deposited by customers.

Collateralized Financings

Securities borrowed, Securities purchased under agreements to resell ("reverse repurchase agreements"), Securities loaned and Securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings. Reverse repurchase agreements and repurchase agreements are carried on the consolidated statement of financial condition at the amounts of cash paid or received, plus accrued interest. Where appropriate, repurchase agreements and reverse repurchase agreements with the same counterparty are reported on a net basis. Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received.

Receivables and Payables – Customers

Receivables from customers primarily include margin loans (net of related customer cash and short sale proceeds). Payables to customers primarily include amounts from cash and short sale activity (net of related customer margin loans), and margin requirements. Securities owned by customers, including those that collateralize margin loans, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations primarily include margin requirements, amounts on unsettled trades, and amounts for securities failed to deliver by the Company to the purchaser or failed to receive by the Company from the seller by the settlement date. Receivables and payables arising from unsettled trades are reported on a net basis.

Employee Loans

Employee loans are reported at outstanding principal adjusted for any allowance for loan losses. The allowance for loan losses represents amounts not considered recoverable, which are specifically recorded for outstanding loans of terminated employees.

Goodwill and Intangible Assets

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. The Company tests for impairment at the reporting unit level. For both the annual and interim tests, the Company has the option to either (a) perform a *quantitative* impairment test or (b) first perform a *qualitative* assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, in which case the quantitative test would be performed.

When performing a *quantitative* impairment test, the Company compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, the goodwill impairment loss is equal to the lesser of the excess of the carrying value over the fair value or the carrying amount of goodwill allocated to that reporting unit.

The estimated fair value of the reporting unit is derived based on valuation techniques the Company believes market participants would use for the reporting unit. The estimated fair values are generally determined by utilizing a discounted cash flow methodology.

Goodwill is not amortized, but, as noted above, is reviewed annually (or more frequently when certain events or circumstances exist) for impairment. Finite lived intangible assets are amortized over their estimated useful lives and reviewed for impairment.

Deferred Compensation Plans

The Company participates in various deferred stock-based and cash-based compensation plans for the benefit of certain current and former employees. The deferred cash-based compensation plans provide a return to the plan participants based upon the performance of various referenced investments. The Company enters into a variety of derivative contracts with certain affiliates to economically hedge its obligations under the deferred cash-based compensation plans.

Accounting Standards Adopted

The Company adopted the following accounting update in 2019:

Leases

The Company adopted *Leases*, and recognized leases with terms exceeding one year in the consolidated statement of financial condition as ROU assets and corresponding liabilities. At transition on January 1, 2019, the adoption of this standard resulted in a consolidated statement of financial condition gross-up of $21 reflected in Other assets and Other liabilities and accrued expenses. Additionally, there was no material impact to MSSB's Net Capital. See Note 12 for lease disclosures, including amounts reflected in the consolidated statement of financial condition.

As allowed by the guidance, the Company elected not to reassess the following at transition: whether existing contracts are or contain leases; and for existing leases, lease classification and initial direct costs.

Both at transition and for new leases thereafter, ROU assets and lease liabilities are initially recognized based on the present value of the future minimum lease payments over the lease term, including non-lease components such as fixed common area maintenance costs and other fixed costs such as real estate taxes and insurance.

The discount rates used in determining the present value of the leases are the Firm's incremental borrowing rates, developed based upon each lease's term and currency of payment. The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. For operating leases, the ROU assets also include any prepaid lease payments and initial direct costs incurred and are reduced by lease incentives. For these leases, lease expense is recognized on a straight-line basis over the lease term if the ROU asset has not been impaired or abandoned.

Accounting Development Updates

The Financial Accounting Standards Board has issued certain accounting updates that apply to the Company. Accounting updates not listed below were assessed and either determined to be not applicable or are not expected to have a significant impact on the Company's consolidated statement of financial condition.

The following accounting update was adopted on January 1, 2020.

Financial Instruments–Credit Losses. This accounting update impacts the impairment model for certain financial assets measured at amortized cost by requiring a CECL methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. CECL replaces the loss model currently applicable to other receivables at amortized cost, such as employee loans.

At transition on January 1, 2020, the adoption of this accounting standard resulted in an increase in the allowance for loan losses of $124 with a corresponding reduction in Member's equity of $94, net of tax. The increase in the allowance for loan losses was attributable to employee loans.

3. Related Party Transactions

The Company enters into transactions with the Firm in order to, among other things, manage risk, facilitate client demand, satisfy regulatory and liquidity requirements, and fund its business activities. These transactions include OTC derivatives and collateralized financings, as described in Notes 5 and 7, respectively.

The Company also obtains funding as well as subordinated liabilities primarily from the Ultimate Parent and the Parent as described in Notes 10 and 11, respectively.

On October 21, 2019, the Company received a capital infusion of $980 from the Parent. The proceeds from both the infusion and a new subordinated loan agreement with the Parent, were utilized to facilitate the transfer of $2,929 in employee loans from two affiliated service entities, MSSB FA Notes and MSF. The employee loans are recorded as such in the consolidated statement of financial condition.

The Company is a party to deposit sweep agreements with MSBNA and MSPBNA, both bank affiliates of the Ultimate Parent. Under these sweep agreements, each bank sources certain deposits from the Company. These deposits are primarily garnered through the Deposit Program whereby certain cash balances are primarily swept into separate money market deposit accounts and demand deposit accounts.

The Company participates in various deferred stock-based and cash-based compensation plans for the benefit of certain current and former employees, as described in Note 2, as well as employee benefit plans as described in Note 15. Derivative hedges associated with the deferred cash-based compensation plans are entered into with affiliates. See Note 5 for additional disclosures on fair value and notional amounts related to the derivatives associated with these deferred compensation plans, included within equity contracts. Additionally, the Company has recognized liabilities to the Ultimate Parent for the deferred stock-based compensation plans which are recorded in Other liabilities and accrued expenses on the consolidated statement of financial condition.

The Company has agreements with affiliates for other activities, including a tax sharing agreement with the Ultimate Parent as described in Note 16, global transfer pricing policies, and other activities as described further below. Unsettled amounts for these activities are recorded within Receivables from or Payables to affiliates, are payable on demand, and bear interest at rates established by the treasury function of the Firm. These rates are periodically reassessed and are intended to approximate the market rate of interest that the Firm incurs in funding its business.

The Company applies global transfer pricing policies among affiliates. These policies are consistent with 2017 OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations. The Firm has also engaged in negotiations of Advanced Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies.

The Company has various agreements with an affiliated broker-dealer, MS&Co., in which MSSB provides certain sales and distribution services for MS&Co.'s equities and fixed income trading activities, and MS&Co. provides certain sales and trading services to the Company.

The Company has agreements with affiliated service entities, MSSG and MSSBF. MSSG provides the Company with certain services including infrastructure group support, healthcare and life insurance benefits for the employees of the Company, information processing, communications, and occupancy and equipment. MSSBF provides other services including information processing, communications, and occupancy and equipment.

	At December 31, 2019
Assets and receivables from affiliated companies:	
Restricted cash	$ 41
Financial instruments owned, at fair value	228
Reverse repurchase agreements	5,336
Securities borrowed	350
Receivables - Customers	49
Receivables - Brokers, dealers and clearing organizations	2
Receivables - Fees, interest and other	6
Receivables - Affiliates	30
Other assets	30

Liabilities and payables to affiliated companies:	
Financial instruments sold, not yet purchased, at fair value	$ 3
Securities loaned	915
Payables - Interest and dividends	9
Payables - Affiliates	502
Other liabilities and accrued expenses	539
Borrowings	241
Subordinated liabilities	1,400

4. Fair Values

Fair Value Measurements

Assets and Liabilities Measured at Fair Value

	At December 31, 2019				
	Level 1	Level 2	Level 3	Netting[1]	Total
Assets at fair value					
Financial instruments owned:					
Corporate bonds	$ -	$ 10	$ -	$ -	$ 10
Corporate equities[2]	-	1	-	-	1
Derivative contracts:					
Foreign exchange contracts	-	25	-	-	25
Equity contracts[3]	-	228	-	-	228
Netting[1]	-	(9)	-	(1)	(10)
Total derivative contracts	-	244	-	(1)	243
Physical commodities	-	7	-	-	7
Total financial instruments owned	$ -	$ 262	$ -	$ (1)	261
Liabilities at fair value					
Financial instruments sold, not yet purchased:					
Corporate and other debt	$ -	$ 2	$ -	$ -	$ 2
Corporate equities[2]	-	1	-	-	1
Derivative contracts:					
Foreign exchange contracts	-	25	-	-	25
Equity contracts[3]	-	2	-	-	2
Netting[1]	-	(9)	-	(4)	(13)
Total derivative contracts	-	18	-	(4)	14
Total financial instruments sold, not yet purchased	$ -	$ 21	$ -	$ (4)	17

1. For positions with the same counterparty but classified in different levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Netting". Positions classified within the same level that are with the same counterparty are netted within the column for that level. For further information on derivative instruments, see Note 5.
2. For trading purposes, the Company holds or sells short equity securities issued by entities in diverse industries and of varying sizes.
3. Represents fair value of derivative assets associated with deferred compensation plans as mentioned in Note 3.

Valuation Techniques for Assets and Liabilities Measured at Fair Value

Asset and Liability/Valuation Technique	Valuation Hierarchy Classification
Financial Instruments owned and Financial Instruments sold, not yet purchased **Corporate Bonds** • Fair value is determined using recently executed transactions, market price quotations, bond spreads, CDS spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. • The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to comparable instruments or cash flow models with yield curves, bond or single name CDS spreads and recovery rates as significant inputs.	• Generally Level 2 - if value based on observable market data for comparable instruments • Level 3 - in instances where prices or significant spread inputs are unobservable
Corporate Equities • Fair value is determined based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied.	• Generally Level 1 • Level 2 or 3 - if the securities are not actively traded, or are undergoing a recent mergers and acquisitions event or corporate actions
Derivative Contracts *Listed Derivative Contracts* • Listed derivatives that are actively traded are valued based on quoted prices from the exchange. • Listed derivatives that are not actively traded are valued using the same techniques as those applied to OTC derivatives as noted below. *OTC Derivative Contracts* • OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, equity prices or commodity prices. • Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modeled using a series of techniques, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Many pricing models do not entail material subjectivity as the methodologies employed do not necessitate significant judgment since model inputs may be observed from actively quoted markets, as is the case for generic interest rate swaps, many equity, commodity and foreign currency option contracts. In the case of more established derivative products, the pricing models used by the Firm are widely accepted by the financial services industry. • More complex OTC derivative products are typically less liquid and require more judgment in the implementation of the valuation technique since direct trading activity or quotes are unobservable. This includes certain types of interest rate derivatives with both volatility and correlation exposure, equity, commodity or foreign currency derivatives that are either longer-dated or include exposure to multiple underlyings. Where these inputs are unobservable, relationships to observable data points, based on historic and/or implied observations, may be employed as a technique to estimate the model input values. For further information on the valuation techniques for OTC derivative products, see Note 2.	• Level 1 - listed derivatives that are actively traded • Level 2 - listed derivatives that are not actively traded • Generally Level 2 - OTC derivative products valued using observable inputs, or where the unobservable input is not deemed significant. • Level 3 - OTC derivative products for which the unobservable inputs are deemed significant
Physical Commodities *Precious metals* • Fair value is determined using observable inputs, including broker quotations and published indices.	• Level 2

Financial Instruments Not Measured at Fair Value

Carrying and Fair Values

	Carrying Value	At December 31, 2019			
		Fair Value			
		Level 1	Level 2	Level 3	Total
Financial Assets					
Cash	$ 277	$ 277	$ -	$ -	$ 277
Restricted cash	1,086	1,086	-	-	1,086
Reverse repurchase agreements	5,336	-	5,336	-	5,336
Securities borrowed	350	-	350	-	350
Receivables:[1]					
Customers	10,807	-	10,807	-	10,807
Brokers, dealers and clearing organizations	42	-	42	-	42
Employee loans	2,919	-	-	2,872	2,872
Affiliates	30	-	30	-	30
Other assets	56	-	56	-	56
Financial Liabilities					
Securities loaned	$ 915	-	$ 915	$ -	$ 915
Payables:[1]					
Customers	7,011	-	7,011	-	7,011
Brokers, dealers and clearing organizations	290	-	290	-	290
Affiliates	502	-	502	-	502
Other liabilities and accrued expenses	822	-	822	-	822
Borrowings	650	-	650	-	650
Subordinated liabilities	1,400	-	1,445	-	1,445

1. Accrued interest, and dividend receivables and payables have been excluded. Carrying values approximate fair values for these receivables and payables.

The previous table excludes certain financial instruments such as postretirement benefits and all non-financial assets and liabilities.

5. Derivative Instruments

The Company may trade listed futures, forwards, options and other derivatives referencing, among other things, interest rates, equities, currencies, and bonds. The Company uses these instruments to economically hedge their client facilitation activity and obligations under certain deferred cash-based compensation plans. The Company does not apply hedge accounting.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging.

Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (e.g., futures, forwards, swaps and options).

Derivative Assets and Liabilities

| | Derivative Assets at December 31, 2019 | | | | | | |
| | Fair Value | | | Notional | | | |
	Bilateral OTC	Exchange-Traded	Total	Bilateral OTC	Exchange-Traded	Total
Derivative contracts						
Foreign exchange contracts	$ 25	$ -	$ 25	$ 1,169	$ -	$ 1,169
Equity contracts [1]	228	-	228	2,441	-	2,441
Total gross derivative contracts	253	-	253	$ 3,610	$ -	$ 3,610
Cash collateral netting	(1)	-	(1)			
Counterparty netting	(9)	-	(9)			
Total derivative assets	$ 243	$ -	$ 243			

| | Derivative Liabilities at December 31, 2019 | | | | | | |
| | Fair Value | | | Notional | | | |
	Bilateral OTC	Exchange-Traded	Total	Bilateral OTC	Exchange-Traded	Total
Derivative contracts						
Foreign exchange contracts	$ 25	$ -	$ 25	$ 1,169	$ -	$ 1,169
Equity contracts[1]	2	-	2	74	-	74
Total gross derivative contracts	27	-	27	$ 1,243	$ -	$ 1,243
Cash collateral netting	(4)	-	(4)			
Counterparty netting	(9)	-	(9)			
Total derivative liabilities	$ 14	$ -	$ 14			

1. Bilateral OTC Equity contracts represent derivative assets and liabilities associated with deferred compensation plans, as mentioned in Note 3.

6. Revenues from Contracts with Customers

Receivables from contracts with customers, which are included across the various types of Receivables balances on the Company's consolidated statement of financial condition, arise when the Company has both recorded revenues and has the right per the contract to bill customers. At December 31, 2019, the balance related to Receivables from contracts with customers was $1,629.

7. Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions with affiliates to, among other things, acquire securities to cover short positions and settle other securities obligations, accommodate customers' needs, satisfy regulatory and liquidity requirements, and finance its inventory positions.

The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company with the right to net a counterparty's rights and obligations under the agreement and to liquidate and set-off collateral held by the Company against the net amount owed by the counterparty.

The Company's policy is generally to take possession of securities purchased or borrowed in connection with reverse repurchase agreements and securities borrowed transactions, respectively, and to receive cash and securities delivered under repurchase agreements or securities loaned transactions (with rights of rehypothecation). In certain cases, the Company may be permitted to post collateral to a third-party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default.

The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and requests or posts additional collateral, as required under the applicable agreement to ensure such transactions are adequately collateralized.

The risk related to a decline in the market value of collateral pledged or received is managed by setting appropriate market-based margin requirements. Increases in collateral margin calls on repurchase agreements and securities loaned transactions (collectively, "secured financing payables") due to market value declines may be mitigated by increases in collateral margin calls on reverse repurchase agreements and securities borrowed transactions with similar quality collateral. Additionally, the Company may request lower quality collateral pledged be replaced with higher quality collateral through collateral substitution rights in the underlying agreements.

The Company actively manages its secured financing payables in a manner that reduces the potential refinancing risk of secured financing payables of less liquid assets and also considers the quality of collateral when negotiating collateral eligibility with counterparties. The Company utilizes shorter-term secured financing payables for highly liquid assets and has established longer tenor limits for less liquid assets, for which funding may be at risk in the event of a market disruption.

Offsetting of Certain Collateralized Transactions

At December 31, 2019

	Gross Amounts	Amounts Offset	Balance Sheet Net Amounts	Amounts Not Offset[1]	Net Amounts
Assets					
Reverse repurchase agreements	$ 5,336	$ -	$ 5,336	$ (5,120)	$ 216
Securities borrowed	350	-	350	(344)	6
Liabilities					
Securities loaned	$ 915	$ -	$ 915	$ (900)	$ 15

1. Amounts relate to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

For information related to offsetting of derivatives, see Note 5.

Gross Secured Financing Payables by Remaining Contractual Maturity

At December 31, 2019

	Overnight and Open	Less than 30 Days	30-90 Days	Over 90 Days	Total
Securities loaned	$ 915	$ -	$ -	$ -	$ 915
Total included in the above offsetting disclosure	$ 915	$ -	$ -	$ -	$ 915

Gross Secured Financing Payables by Class of Collateral Pledged

	At December 31, 2019
Securities loaned	
Other sovereign government obligations	$ 4
Corporate and other debt	134
Corporate equities	777
Total securities loaned	$ 915
Total included in the offsetting disclosure	$ 915

The Company pledges its financial instruments owned to collateralize repurchase agreements, securities loaned, and derivatives to meet delivery obligations on short positions held by the Company and by customers. Counterparties may or may not have the right to sell or repledge the collateral.

Pledged financial instruments that can be sold or repledged by the secured party are identified as Financial instruments owned (pledged to various parties) in the Company's consolidated statement of financial condition. At December 31, 2019, the Company had not pledged any financial instruments owned.

Fair Value of Collateral Received with Right to Sell or Repledge

	At December 31, 2019
Collateral received with right to sell or repledge	$ 17,816
Collateral that was sold or repledged[1]	2,114

1. Does not include securities segregated under federal and other regulations or requirements.

Restricted Cash and Segregated Securities

	At December 31, 2019
Restricted cash	$ 1,086
Segregated securities[1]	2,813

1. Securities deposited with clearing organizations or segregated under federal and other regulations or requirements are sourced from reverse repurchase agreements in the consolidated statement of financial condition.

The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to collateralize repurchase

agreements, securities loaned, and derivatives, as well as for delivery to counterparties to cover short positions held by the Company and by customers.

Customer Margin Lending

The Company provides margin lending arrangements which allow customers to borrow against the value of qualifying securities. Customer receivables representing margin loans are included within Customer receivables in the Company's consolidated statement of financial condition. Under these agreements and transactions, the Company receives collateral, including U.S. Treasury and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. Customer receivables generated from margin lending activities are collateralized by customer-owned securities held by the Company. The Company monitors required margin levels and established credit terms daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

Margin loans are extended on a demand basis and generally are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account and the amount of collateral, as well as an overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk.

Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits its credit exposure in the event of a customer default. The Company may request additional margin collateral from customers, if appropriate, and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers. At December 31, 2019, the balance related to customer receivables representing margin loans (net of related customer cash and short sale proceeds) was $9,592.

8. Loans

Employee Loans

	At December 31, 2019
Balance	$ 2,980
Allowance for loan losses	(61)
Balance, net	$ 2,919
Repayment term range, in years	4.8

Employee loans are granted in conjunction with a program established primarily to recruit certain Wealth Management representatives, are full recourse and generally require periodic repayments. These loans are recorded in Receivables- Employee loans in the consolidated statement of financial condition. The Company establishes an allowance for loan losses for amounts it does not consider recoverable.

Allowance for Loan Losses Rollforward

Balance at December 31, 2018	$	-
Transfers from affiliates		61
Balance at December 31, 2019	$	61

9. Goodwill and Intangibles

The Company completed its annual goodwill impairment testing as of July 1, 2019. The Company's impairment testing did not indicate any goodwill impairment. Adverse market or economic events could result in impairment charges in future periods.

At December 31, 2019 intangible assets were $1,337 and represented customer relationships.

10. Borrowings

Borrowings of $650 at December 31, 2019 primarily consist of unsecured borrowings from the Ultimate Parent, at variable rates and maturing in less than 12 months, as well as cash overdrafts.

Interest on Borrowings

The interest rates for the borrowings from affiliates are established by the treasury function of the Firm, are periodically reassessed, and are intended to approximate the market rate of interest that the Firm incurs in funding its business.

11. Subordinated Liabilities

Subordinated liabilities consist of a $1,400 subordinated loan agreement with the Parent at December 31, 2019. On October 17, 2019, the $100 amount outstanding on the existing $250 subordinated revolving credit agreement with the Ultimate Parent was prepaid in full and then terminated. Subsequently, the Company executed a new $1,400 subordinated loan agreement with the Parent on October 21, 2019. The interest rate on the drawn balance of the subordinated loan is calculated daily and paid on a quarterly basis, using the Fed Funds annual rate (published daily) plus 152 basis points. The maturity dates, interest rates and book value of the outstanding balance on the line of credit at December 31, 2019 are as follows:

Subordinated Notes	Maturity Date	Interest Rate	Book Value
Subordinated Loan	October 21, 2024	3.07%	$ 1,400

12. Commitments, Leases, Guarantees and Contingencies

Letters of Credit

The Company has the ability to issue letters of credit to satisfy various collateral requirements; however, none were outstanding at December 31, 2019.

Premises and Equipment

Leases

The Company's leases are principally non-cancelable operating furniture and equipment leases.

Consolidated Statement of Financial Condition Amounts Related to Leases

	At December 31, 2019
Other assets-ROU assets	$ 33
Other liabilities and accrued expenses-	
Lease liabilities	34
Weighted-average:	
Remaining lease term, in years	3.08
Discount rate	1.0%

Leases Liabilities

	At December 31, 2019
2020	$ 11
2021	7
2022	5
2023	4
2024	3
Thereafter	4
Total undiscounted cash flows	34
Imputed interest	-
Amount on statement of financial condition	$ 34

Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require the Company to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the Company to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain written options and contingent forward contracts. At December 31, 2019, the Company has no material derivatives meeting the definition of a guarantee. The Company evaluates collateral requirements for all derivatives, including derivatives that do not meet the accounting definition of a guarantee. For the effects of cash collateral and counterparty netting, see Note 5.

In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

Contingencies

Legal

In addition to the matters described below, in the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases are bankrupt or are in financial distress. While the Company has identified below a proceeding that the Company believes to be material, individually or collectively, there can be no assurance that additional material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, and involving, among other matters, sales and trading activities, financial products or offerings sold by the Company, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement or penalties. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and by addressing novel or unsettled legal questions relevant to the proceedings or investigations in question, before a loss or additional loss or range of loss or additional range of loss can be reasonably estimated for a proceeding or investigation.

Subject to the foregoing, and other than the matters referred to in the following paragraphs, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such proceedings and investigations will not have a material adverse effect on the consolidated statement of financial condition of the Company.

On May 27, 2014, the Company was named as a defendant in a civil case styled *Tracy Chen, as an aggrieved employee, v. Morgan Stanley Smith Barney LLC, et al.*, which is pending in Orange County Superior Court in California. Plaintiff seeks civil penalties on behalf of the State of California and all current and former California employees allegedly aggrieved by certain of the Company's policies, pursuant to the California Private Attorney General Act, Cal. Labor Code section 2699 et seq. Plaintiff asserts that the Company's expense reimbursement and final pay policies, and specifically, the Firm's Alternative Flexible Grid program, violate the California Labor Code under various factual and legal theories, including by passing the Company's costs of doing business onto Financial Advisors, and by paying some terminated Financial Advisors outside the statutorily prescribed time period for final wages. On August 31, 2017, the court denied both Plaintiff and the Company's motions for summary judgment regarding the legality of the Alternative Flexible Grid program. Plaintiff seeks per pay period remedies based on the number of impacted employees, attorneys' fees, and enhanced penalties for a "willful" violation, which can potentially include 25% of the amount found to have been unlawfully withheld. The total penalties sought are currently unspecified. On November 21, 2018, the parties in a related federal litigation against the Company styled *Brandon Harvey, individually and on behalf of others similarly situated, v. Morgan Stanley Smith Barney LLC*, pending in the United States District Court for the Northern District of California, reached a settlement in principle. The federal court settlement, if approved, would resolve the representative claims in Plaintiff's action, which has been stayed. On January 23, 2019, Plaintiff filed a motion opposing the settlement and seeking to intervene in the federal action. On September 5, 2019, the court in the federal action granted preliminary approval of the settlement. On February 5, 2020, a final approval hearing was held.

13. Risk Management

The Company's risk management policies and related procedures are aligned with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the Risk Management discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Risk is an inherent part of the Company's business activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal

risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, measure, monitor, advise, challenge and control each of the various types of risk involved in its activities is critical to its soundness and profitability.

The cornerstone of the Company's risk management philosophy is the pursuit of risk-adjusted returns through prudent risk-taking in order to protect the Company's capital base and franchise. This is implemented utilizing five key principles: integrity, comprehensiveness, independence, accountability, and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires the Company to maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations owned by the Company. The Company primarily incurs credit risk exposure to institutions and individuals. This risk may arise from a variety of business activities, including, but not limited to, entering into swap or derivative contracts under which counterparties have obligations to make payments to the Company; extending credit to clients through lending commitments; providing short- or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; and posting margin and/or collateral to clearinghouses, clearing agencies, exchanges, banks, securities firms and other financial counterparties; placing funds on deposit at other financial institutions to support our clearing and settlement obligations; and investing or trading in securities and loan pools, whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans. This type of risk requires credit analysis of specific counterparties, both initially and on an ongoing basis. The Company also incurs credit risk through margin and other customer securities-based lending transactions, which are collateralized by securities.

In order to help protect the Company from losses, the CRM establishes Firm-wide practices to evaluate, monitor and control credit risk at the transaction, obligor and portfolio levels. A comprehensive and global Credit Limits Framework is utilized to manage credit risk levels across the Firm. The Credit Limits Framework is calibrated within the Company's risk tolerance and includes single-name limits and portfolio concentration limits by country, industry and product type. CRM helps ensure timely and transparent communication of material credit risks, compliance with established limits and escalation of risk concentrations to appropriate senior management. In addition, credit risk exposure is actively managed by credit professionals and committees within CRM and through various risk

committees, whose membership includes individuals from CRM.

Operational Risk

Operational risk refers to the risk of loss, or of damage to the Company's reputation, resulting from inadequate or failed processes or systems, from human factors or from external events (e.g., fraud, theft, legal and compliance risks, cyber attacks or damage to physical assets). The Company may incur operational risk across the full scope of its business activities, including revenue-generating activities (e.g., providing financial advice) and support and control groups (e.g., information technology and trade processing).

The Company's operational risk framework is established to identify, measure, monitor and control risk. Effective operational risk management is essential to reducing the impact of operational risk incidents and mitigating legal, regulatory and reputational risks. The framework is continually evolving to account for changes in the Company and to respond to the changing regulatory and business environment.

Model Risk

Model risk refers to the potential for adverse consequences from decisions based on incorrect or misused model outputs. Model risk can lead to financial loss, poor business and strategic decision making or damage to the Company's reputation. The risk inherent in a model is a function of the materiality, complexity and uncertainty around inputs and assumptions. Model risk is generated from the use of models impacting financial statements, regulatory filings capital adequacy assessments and the formulation of strategy.

Sound model risk management is an integral part of our Risk Management Framework. MRM is a distinct department in Risk Management responsible for the oversight of model risk. MRM establishes a model risk tolerance in line with the Ultimate Parent's risk appetite. The tolerance is based on an assessment of the materiality of the risk of financial loss or reputational damage due to errors in design, implementation and/or inappropriate use of models. The tolerance is monitored through model-specific and aggregate business-level assessments, which are based upon qualitative and quantitative factors.

A guiding principle for managing model risk is the "effective challenge" of models. The effective challenge of models is represented by the critical analysis by objective, informed parties who can identify model limitations and assumptions and drive appropriate changes. MRM provides effective challenge of models, independently validates and approves models for use, annually recertifies models, identifies and tracks remediation plans for model limitations and reports on model risk metrics. The department also oversees the development of controls to support a complete and accurate Firm-wide model inventory.

Liquidity Risk

Liquidity risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to the capital markets or difficulty in liquidating its assets. Liquidity risk also encompasses the Company's ability (or perceived ability) to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern. Generally the Company incurs liquidity and funding risk as a result of its trading, lending, investing and client facilitation activities.

The Company's Liquidity Risk Management Framework is critical to help ensure that the Company maintains sufficient liquidity reserves and durable funding sources to meet the Company's daily obligations and to withstand unanticipated stress events. The Liquidity Risk Department ensures transparency of material liquidity and funding risks, compliance with established risk limits and escalation of risk concentrations to appropriate senior management. To execute these responsibilities, the Liquidity Risk Department establishes limits in line with its risk appetite, identifies and analyzes emerging liquidity and funding risks to ensure such risks are appropriately mitigated, monitors and reports risk exposures against metrics and limits, and reviews the methodologies and assumptions underpinning its Liquidity Stress tests to ensure sufficient liquidity and funding under a range of adverse scenarios.

Concentration Risk

Substantially all of the collateral held by the Company for reverse repurchase agreements or bonds borrowed, which together represented approximately 19% of the Company's total assets at December 31, 2019, consist of securities issued by the U.S. government, federal agencies or other sovereign governments.

14. Employee Stock-Based Compensation Plans

Eligible employees of the Company participate in several of the Ultimate Parent's stock-based compensation plans. The Ultimate Parent determines the fair value of stock-based awards based on the grant-date fair value of its common stock.

Restricted Stock Units

RSUs are generally subject to vesting over time, generally four years from the date of award, contingent upon continued employment and subject to restrictions on sale, transfer or assignment until conversion to common stock. All or a portion of an award may be forfeited if employment is terminated before the end of the relevant vesting period or cancelled after the relevant vesting period in certain situations. Recipients of RSUs may have voting rights, at the Ultimate Parent's discretion, and generally receive dividend equivalents if the awards vest. The Ultimate Parent determines the fair value of RSUs based on the grant-date fair value of its common stock,

measured as the volume-weighted average price on the date of grant. Certain awards provide the Ultimate Parent discretion to cancel all or a portion of the award under specified circumstances.

Performance-based Stock Units

PSUs will vest and convert to shares of common stock only if the Ultimate Parent satisfies predetermined performance and market-based conditions over a three-year performance period. The number of PSUs that will vest ranges from 0% to 150% of the target award based on the extent to which the Ultimate Parent achieves the specified performance goals. PSUs have vesting, restriction and cancellation provisions that are generally similar to those of RSUs. The Ultimate Parent determines the fair value of PSUs with non-market performance conditions based on the grant-date fair value of its common stock, measured as the volume-weighted average price on the date of grant. PSUs with market-based conditions are valued using a Monte Carlo valuation model.

15. Employee Benefit Plans

Certain employees of the Company participate in employee benefit plans sponsored by MSDHI.

Pension Plans

The pension and postretirement plans, which are recorded on MS&Co. with associated employee costs charged to MSSB, have generally ceased future benefit accruals.

The pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans.

Morgan Stanley 401(k) Plan

The Company's employees meeting certain eligibility requirements may participate in the Morgan Stanley 401(k) Plan sponsored by MSDHI. Eligible employees receive discretionary 401(k) matching cash contributions as determined annually by the Company. In 2019, the Company matched employee contributions up to 4% of eligible 2019 pay, up to the IRS limit. Matching contributions were invested among available funds according to each participant's investment direction on file. Eligible employees with eligible pay less than or equal to one hundred thousand dollars also received a fixed contribution under the 401(k) Plan equal to 2% of eligible 2019 pay. Certain employees received a transition contribution based on prior plan membership.

16. Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal income tax purposes. The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate

entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

Deferred Tax Assets and Liabilities

	At December 31, 2019	
Gross deferred tax assets:		
Employee compensation and benefit plans	$	772
Valuation and liability allowances		31
Total deferred tax assets		803
Gross deferred tax liabilities:		
Depreciation and amortization		272
Total deferred tax liabilities		272
Net deferred tax assets	$	531

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax assets are included in Other assets within the consolidated statement of financial condition.

Unrecognized Tax Benefits

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for 2019:

Unrecognized Tax Benefits		
Balance at December 31, 2018	$	8
Increase based on tax positions related to the current period		2
Increase based on tax positions related to prior periods		11
Balance at December 31, 2019	$	21
Net unrecognized tax benefits[1]	$	16

1. Represent ending unrecognized tax benefits adjusted for the impact of the federal benefit of state issues. If recognized, these net benefits would favorably impact the effective tax rate in future periods.

Interest and penalties related to unrecognized tax benefits are recognized as a component of provision for income taxes. There were no accrued penalties related to unrecognized tax benefits.

Tax Authority Examinations

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the IRS and other tax authorities in certain states in which the Company has significant business operations, such as New York. The Company established a liability for unrecognized tax benefits, and associated interest, if applicable ("tax liabilities"), that it believes is adequate in relation to the potential for additional assessments. Once established, the Company adjusts such tax liabilities only when new information is available or when an event occurs necessitating a change.

The Company believes that the resolution of the above tax examinations will not have a material effect on the consolidated statement of financial condition, although a resolution could have a material impact in the consolidated statement of income and on the effective tax rate for any period in which such resolution occurs.

It is reasonably possible that significant changes in the balance of unrecognized tax benefits may occur within the next 12 months related to certain tax authority examinations referred to above. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Company's effective tax rate over the next 12 months.

Major Tax Jurisdictions in which the Company and its Affiliates Operate and the Earliest Tax Year Subject to Examination

Jurisdiction	Tax Year
United States	2014
New York State and City	2014
New York City Unincorporated Business Tax	2010

17. Regulatory Requirements

Regulatory Capital

MSSB is a registered U.S. broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC. Under Securities Exchange Act Rule 15c3-1, MSSB is required to maintain minimum Net Capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements, or $1. At December 31, 2019, MSSB's Net Capital was $3,387, which exceeded the minimum requirement by $3,238.

Glossary of Common Terms and Acronyms

CDS	Credit default swap
CECL	Current expected credit loss
CFTC	Commodity Futures Trading Commission
CRM	Credit Risk Management Department
Fed Funds	Interest rate which banks lend money, usually overnight
FINRA	The Financial Industry Regulatory Authority
Firm	Ultimate Parent and its consolidated subsidiaries
IRS	Internal Revenue Service
MRM	Model Risk Management Department
MS&Co.	Morgan Stanley & Co. LLC
MSBNA	Morgan Stanley Bank, N.A.
MSCM	Morgan Stanley Capital Management, LLC
MSDHI	Morgan Stanley Domestic Holdings, Inc.
MSF	MS Financing LLC
MSPBNA	Morgan Stanley Private Bank, National Association
MSSB	Morgan Stanley Smith Barney, LLC
MSSBF	Morgan Stanley Smith Barney Financing, LLC
MSSB FA Notes	Morgan Stanley Smith Barney FA Notes Holdings LLC
MSSG	Morgan Stanley Services Group Inc.
OTC	Over-the-counter
PSU	Performance-based stock unit
ROU	Right of use
RSU	Restricted stock unit
SEC	U.S. Securities and Exchange Commission
SIPC	Securities Investor Protection Corporation
U.S.	United States of America
U.S. GAAP	Accounting principles generally accepted in the United States of America